Exhibit 2

PERION NETWORK LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Yacov Kaufman, Chief Financial Officer of the Company, and Limor Gershoni Levy, General Counsel of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Company's Ordinary Shares, par value NIS 0.01 per share, which the undersigned is entitled to vote at the 2014 Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Tuesday, December 9, 2014 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2014 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To approve amendments to the following Articles in the Company's Articles of Association.

1.1	Articles 79 and 80

                          ☐  for                                                                  ☐  against                                                   ☐  abstain

1.2	Article 34

                          ☐  for                                                                  ☐  against                                                   ☐  abstain

Proposal 2:  To approve certain amendments to the indemnification letter of directors and our Chief Executive Officer.

2.1.	For directors

                             ☐  for                                                                  ☐  against                                                   ☐  abstain

2.2.	For Chief Executive Officer

                             ☐  for                                                                  ☐  against                                                   ☐  abstain

Proposal 3:  To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors and to authorize the Company’s Board of Directors to fix their compensation.

                             ☐  for                                                                  ☐  against                                                   ☐  abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned is not a controlling shareholder of the Company and has no “personal interest” under the Israeli Companies Law in Proposals 1.1 and 2.2. See the “Required Approval” section in Proposal 1 of the Proxy Statement for more information, including how to indicate the existence of a personal interest.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the 2014 Annual General Meeting.

______________________       Date: __________, 2014
Signature of Shareholder

______________________       Date: __________, 2014
Signature of Shareholder

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person